===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For APRIL 5, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
1.  2001 Capex and Capex Budget for 2002.............................    3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: April 5, 2002

[LOGO]  Companhia
        Vale do Rio Doce                                         Press Release


                     2001 Capex and Capex Budget for 2002

Rio de Janeiro, April 4, 2002 - Companhia Vale do Rio Doce invested US$ 1.537 billion in 2001, almost the same amount reached in the previous year, of US$
1.602 billion, the highest in the Company's history. Capital allocation decision making is based on rigorous analysis, with the essential goal of creating shareholder value.

Total investments in mining and metals amounted to US$ 1.361 billion, representing 88.5% of capital expenditure in 2001.

In 2001, 60% of total investment, US$ 911.7 million, was dedicated to acquisitions. The main acquisitions were: Ferteco for US$ 566 million, 50% of Caemi's common share capital for US$ 278.7 million and 50% of Mineracao Sossego for US$ 42.5 million.

Project investments amounted to US$ 264.4 million. US$ 84.1 million was spent on construction of the Sao Luis pelletizing plant and US$ 55.1 million on the infrastructure needed for its installation. US$ 3.8 million was also spent on the initial investments to increase the capacity of the pelletizing plants in Tubarao, from 25 to 28.2 million tpy.

On iron ore logistics, US$ 20.6 million was invested in the purchase of wagons and locomotives, US$ 6.3 million, in the construction of a stock yard in the Northern System and was begun the construction of Pier III in the port of Ponta da Madeira in Sao Luis, with US$ 4.1 million spent in 2001. The capex budget for this project is US$ 29.7 million and it is due for completion in 2003.

The main investments in logistics were: purchase of locomotives and wagons for general cargo transportion, for US$ 9 million; the expansion of the Praia Mole maritime terminal, US$ 2.9 million; expansion of the pig-iron stock yard , US$
2.6 million; and equipment for the Vila Velha terminal - TVV, US$ 2.3 million.

A capital injection of US$ 12.6 million was made into the Mineracao Sossego, responsible for the implementation of the Sossego project.

Investment in the construction of hydroelectric power plants amounted to US$
50.3 million. A large part of these funds, US$ 21.2 million, was spent on the construction of the Aimores plant, where we have a 51% stake and start up is due to December 2003 with a capacity of 300 MW.

Expenditure on maintenance and environmental protection measures amounted to US$ 231.9 million, mainly in the Southern System in order to bring it into line with the already excellent standards in the Northern System.

Mineral Exploration

The Company's mineral exploration program, carried out by its subsidiary Docegeo, envolved US$ 45.2 million, from which US$ 29.8 million was made by National Social and Economic Development Bank - BNDES under the Mineral Risk Contract drawn up in 1997. In 2001, the focus was on copper, nickel, gold, platinum group metals (PGM), diamonds, and industrial minerals (kaolin, potash and limestone) exploration. Most of the effort was concentrated in the mineral province of Carajas, which allows it to be conducted at very low cost.

[LOGO]  Companhia
        Vale do Rio Doce                                         Press Release


CVRD's mineral exploration program has four important competitive advantages: the technical knowledge and focus of Docegeo, similar to a good junior exploration; financial and technical capability of a large minning company; the extraordinary mineral potential of Carajas, where the Company has substantial mineral rights and geological data base; and the availability of railroad and electrical infrastructure. This exploration strategy has produced very good results, with the discovery of world-class copper and gold deposits between 1996 and 1998. At the same time it implies in very low development costs

The mineral exploration program also includes prospecting in the states of Minas Gerais and Alagoas, where efforts have located promising deposits of zinc and copper with gold, respectively. Prospecting for kaolin, carried out in the region of the Capim river, in the state of Para, has identified fresh mineral deposits.

Initial prospecting work was also carried out in Chile, Peru and Equator, examining the geological potential for copper mining.

                                           INVESTMENTS - 2001

By business area         US$ million       %         By category         US$ million       %
Ferrous Minerals             1.256.5    81.7%        Capital Injections         75.5    4.9%
Transportation                  86.6     5.6%        Maintenance               231.9   15.0%
Non Ferrous Minerals           104.5     6.8%        Projects                  264.4   17.2%
Energy                          52.1     3.4%        Mineral Exploration        29.8    1.9%
Others                          37.7     2.5%        Information Technology     17.5    1.1%
                                                     Technological Research      6.6    0.4%
                                                     Acquisitions              911.7   59.4%
Total                        1,537.4   100.0%        Total                   1,537.4  100.0%


[GRAPHIC OMITTED]
(line graph showing the capital expenditures for the years 1997-2001)


                              Capital Expenditure
                                  US$ million

                             1997         468
                             1998         466
                             1999         343
                             2000       1,602
                             2001       1,537
                            Total       4,416

[LOGO]  Companhia
        Vale do Rio Doce                                         Press Release


CAPEX BUDGET FOR 2002

Exploiting profitable organic growth opportunities

The capital expenditure budget for 2002 provides for total investment of US$
956.3 million. This amount does not include provisions for acquisition opportunities that may arise.

In line with strategic guidelines, US$ 602.6 million is allocated to mining, 63% of the total budget - US$ 411.2 million for ferrous minerals and US$ 191.4 million for non-ferrous minerals. US$ 112.5 million is budgeted for investment in logistics and US$ 138.7 million in electricity generation.

Most of the budget, US$ 400.6 million, is allocated for projects in the areas of iron ore, pellets and electricity generation.

CVRD is finalizing the works on the new pelletizing plant at Sao Luis in the Northern System, which will require investments of US$ 90.8 million in 2002 - US$ 50 million on the plant itself and US$ 40.8 million on supporting infra-structure.

CVRD is expected to invest US$ 82 million to increase the capacity for the production and transportation of iron ore.

For the electricity generation area, capex budget for 2002 is US$ 138.7 million. Most of it will be spent on six hydro-electric projects which are in different phases of construction or environmental licensing procedures (Aimores, Candonga, Funil, Capim Branco I & II and Foz do Chapeco).

Continuing the focus on increasing freight carried for third parties, in 2002 CVRD is to invest US$ 25 million in a series of projects to increase port capacity.

In the non-ferrous area, the Company is investing US$ 17 million to expand the production capacity of potash from 600,000 to 800,000 tpy by 2005.

Most of the capital injections will be allocated to non-ferrous minerals. US$
111.3 million will be spent on the development of the Sossego copper project, due to come on stream in mid-2004, and US$ 4.6 million on pre-feasibility studies for the Salobo copper project.

Maintenance and environmental protection expenses are estimated at US$ 202.9 million. Most of this will be spent on the Southern System - US$ 115.4 million
- mainly for the replacement of parts and equipment and a series of other improvements to cut costs and improve ore quality. In the Northern System, maintenance expenses are linked to increasing production capacity.

CVRD's expenditure on mineral exploration will be 35% higher than realized in 2001, representing 4% of total investment - US$ 40.2 million. This ammount, added with the US$ 21.2 million to be spent by BNDES under the Mineral Risk Contract, will result in US$ 61.4 million budgeted for mineral exploration in 2002. It will be spent on exploration of ferrous minerals, copper, gold, diamonds, platinum, nickel and kaolin.

[LOGO]  Companhia
        Vale do Rio Doce                                         Press Release



                          INVESTMENT BUDGET FOR 2002
By business area         US$ million       %         By category         US$ million       %
Ferrous Minerals               411.2   43.0%         Capital Injections        254.8   26.6%
Transportation                 112.5   11.8%         Maintenance               202.9   21.2%
Non-Ferrous Minerals           191.4   20.0%         Projects                  400.6   41.9%
Energy                         138.7   14.5%         Mineral Exploration        40.2    4.2%
Others                         102.4   10.7%         Information Technology     43.0    4.5%
                                                     Technological Research     14.8    1.5%
Total                          956.3  100.0%         Total                     956.3  100.0%


-------------------------------------------------------------------------------
                                       For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
                     Daniela Tinoco: daniela.tinco@cvrd.com.br +55-21-3814-4946
                    Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.